UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52599

AIS FUTURES FUND IV L.P.
(Exact name of registrant as specified in its charter)

AIS CAPITAL MANAGEMENT, L.P.
187 Danbury Road, Suite 201
Wilton, Connecticut 06897
(203) 563-1180
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  280

Pursuant to the requirements of the Securities Exchange Act of 1934, AIS FUTURES FUND IV L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2015		AIS CAPITAL MANAGEMENT, L.P.
General Partner

	By:	/s/ John Hummel
Name: John Hummel Title: Managing Principal